FORM 4
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

____Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)

1.  Name and Address of Reporting Person

    French, Donald Anthony
    425 Corporate Circle
    Golden, CO  80401

2.  Issuer Name and Ticker or Trading Symbol

    Unique Mobility, Inc. (UQM)

3.  IRS or Social Security Number of Reporting Person (Voluntary)

    ###-##-####

4.  Statement for Month/Year

    May 1997

5.  If Amendment, Date of Original (Month/Year)

    N/A

6.  Relationship of Reporting Person to Issuer

    Officer:  Treasurer

TABLE I-Non-Derivative Securities Acquired, Disposed Of, or Beneficially Owned

1.  Title of Security (Instr. 3)

    Line 1 - Common Stock

2.  Transaction Date (Month/Day/Year)

    Line 1 - May 15, 1997

3.  Transaction Code (Instr. 8)

    Line 1 - Code: S

4.  Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

    Line 1 - Amount: 30,000 Shares; (A) or (D): Disposed; Price: $4.75 Per Share

5.  Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)

    26,141 Shares Indirectly by a Limited Partnership of which Mr. French is the General Partner, and 8,000 Shares Indirectly by a Trust for the Benefit of Mr. French

6.  Ownership Form:  Direct (D) or Indirect (I) (Instr. 4)

    All Holdings are Indirect

7.  Nature of Indirect Beneficial Ownership (Instr. 4)

    Limited Partnership of which Mr. French is the General Partner and Trust for the Benefit of Mr. French

TABLE II-Derative Securities Acquired, Disposed Of, or Beneficially Owned
         (e.g., Puts, Calls, Warrants, Options, Convertible Securities)

1.  Title of Derivative Security (Instr. 3)

    Line 1 - Call Options

2.  Conversion or Exercise Price of Derivative Security

    N/A

3.  Transaction Date (Month/Day/Year)

    N/A

4.  Transaction Code (Instr. 8)

    N/A

5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

    N/A

6.  Date Exercisable and Expiration Date (Month/Day/Year)

    N/A

7.  Title and Amount of Underlying Securities (Instr. 3 and 4)

    N/A

8.  Price of Derivative Security (Instr. 5)

    N/A

9.  Number of Derivative Securities Beneficially Owned at End of Month
    (Instr. 4)

    Call Options as to 308,058 Shares Were Beneficially Owned by Mr. French at May 31, 1997

10. Ownership Form of Derivative Security:  Direct (D) or Indirect (I)
    (Instr. 4)

    The Ownership Form of All Derivative Securities is Indirect

11. Nature of Indirect Beneficial Ownership (Instr. 4)

    Limited Partnership of which Mr. French is the General Partner

Explanation of Responses:  None

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)


/s/Donald A. French                                     June 6, 1997
**Signature of Reporting Person                         Date